

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

By U.S. Mail and facsimile to (866) 877-6198

Adam Anthony
President
Aftermarket Enterprises, Inc.
933 4th Street, Unit A
Grover Beach, California 93433

>   **Re: Aftermarket Enterprises, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **Form 10-Q for the Period Ended September 30, 2010**
>   **Filed November 15, 2010**
>   **File No. 333-141676**

Dear Mr. Anthony:

        We have reviewed your response dated November 12, 2010 and have the following comments. Please amend your Form 10-Q for the period ended September 30, 2010 and provide a response letter explaining your revisions.

        Please respond to this letter within ten business days by providing the requested amendment, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 12

Changes in internal control over financial reporting, page 13

1. Please amend your filing in accordance with comment three below to indicate, if true, that there have been no changes in internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) *that has materially affected, or is reasonably likely to materially affect, your internal control*

Adam Anthony
Aftermarket Enterprises, Inc.
December 3, 2010
Page 2

over financial reporting, as requested in comment six in our letter dated August 11, 2010 and comment five in our letter dated September 21, 2010. See Item 308T(b) of Regulation S-K.

Signatures, page 14

2. Please ensure that your amended Form 10-Q has been dated as of the date that it is executed.

Item 6. Exhibits, page 14

Exhibit 32

3. It appears that you have submitted a letter to your auditors as Exhibit 32. Please amend your filing to include the Section 906 certification as Exhibit 32. See 18 U.S.C. Section 1350.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director